Report of Independent Registered Public Accounting Firm
To the Board of Trustees of
WT Mutual Fund
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that WT Mutual Fund (Wilmington Prime Money Market, Wilmington U.S. Government Money Market, Wilmington Tax-Exempt Money Market, Wilmington Short/Intermediate-Term Bond, Wilmington Broad Market Bond, Wilmington Municipal Bond, Wilmington Large-Cap Growth, Wilmington Large-Cap Value, Wilmington Small-Cap Core, Wilmington Multi-Manager Large-Cap, Wilmington Multi-Manager Small-Cap, Wilmington Multi-Manager Real Asset, Wilmington Aggressive Asset Allocation, Wilmington Moderate Asset Allocation, Wilmington Conservative Asset Allocation, Wilmington ETF Allocation, Wilmington Fundamentally Weighted Large Company, and Wilmington Fundamentally Weighted Small Company Funds) (the “Funds”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of June 30, 2008. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertions about the Funds’ compliance based on our examination.
Our examination was conducted in accordance the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2008, and with respect to agreement of security purchases and sales, for the period from April 30, 2008 (the date of our last examination), through June 30, 2008:
•	Confirmation of all securities held by PFPC Trust Company (the sub-Custodian) or transfer agent, as applicable;

•	Reconciliation of all such securities to the books and records of the Funds and PFPC Trust Company (the sub-Custodian);

•	Confirmation of all securities out for transfer with brokers or alternative procedures;

•	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with PFPC Trust Company (the sub-Custodian); and

•	Agreement of 15 security purchases and 15 security sales or maturities since our last report from the books and records of the Funds to broker confirmations or alternative supporting documents.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.
In our opinion, management’s assertions that WT Mutual Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of June 30, 2008, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of WT Mutual Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

ERNST & YOUNG LLP
Philadelphia, Pennsylvania
August 29, 2008

Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940
We, as members of management of WT Mutual Fund (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of June 30, 2008, and from April 30, 2008 through June 30, 2008.
Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2008, and from April 30, 2008 through June 30, 2008, with respect to securities reflected in the investment account of the Trust.
WT Mutual Fund
By:

/s/ John J. Kelley
John J. Kelley
President and Chief Executive Officer

3